Ex. 21.1 Subsidiaries List

KBS Limited Partnership III	KBS REIT Holdings III LLC
KBS Debt Holdings III, LLC	KBS REIT Properties III, LLC
KBS Debt Holdings III X, LLC	KBS REIT III Finance LLC
KBSIII Domain Gateway, LLC	KBSIII REIT Acquisition I, LLC